FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolution passed at 2015 first extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 7, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTION PASSED AT
2015 FIRST EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM convened on 6 January 2015.

Reference is made to the notice of meeting of 2015 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 20 November 2014.

The EGM was held at 2:00 p.m. on 6 January 2015 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Guo Junming, vice chairman, presided over the EGM as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and management of the Company attended the Meeting.

As at the record date (i.e. 17 December 2014), there were totally 14,420,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolution tabled thereat. A total of 46 shareholders and their proxies, representing 11,357,764,606 shares of the Company (representing 78.761876% of the total 14,420,383,440 shares having voting rights of the Company), attended the EGM in person, the details of which are set out below:

Number of Shareholders and proxies who attended the EGM (person(s))	36
Of which: A Shares	32
H Shares	4
Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)	11,350,583,475
Of which: A Shares	8,882,757,026
H Shares	2,467,826,449
Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)	78.712078%
Of which: A Shares	61.598619%
H Shares	17.113459%
Number of Shareholders who voted through internet (person(s))	10
Total number of Shares carrying voting rights held by Shareholders	7,181,131
Percentage of the total number of Shares held by Shareholders relative to the total number of Shares carrying voting rights of the Company (%)	0.049798%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates and shareholders of the Company who are involved in or interested in the transaction as contemplated by the following resolution to be considered at the EGM) holding an aggregate of 7,211,431,502 shares of the Company, representing approximately 50.01% of the total issued shares of the Company as of the Record Date, should abstain and had abstained from voting on the resolution tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolution proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolution:

ORDINARY RESOLUTION

To consider and approve the “Resolution regarding the 2015 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof.

4,284,546,180 shares, representing approximately 99.966594% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 577,225 shares voted against.

By Order of the Board Huaneng Power International, Inc Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)
Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC

7 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  January 7, 2015